Exhibit 99.3

EXECUTION VERSION

FOUNDER AGREEMENT
THIS FOUNDER AGREEMENT (this “Agreement”) dated as of the Effective Date,
AMONG:
SHOPIFY INC., a corporation incorporated under the Canada Business Corporations Act,
(the “Company”)
- and -
TOBIAS LÜTKE, an individual resident in the City of Ottawa in the Province of Ontario,
(the “Founder”)
- and -
7910240 CANADA INC., a corporation incorporated under the Canada Business Corporations Act,
(“7910240”).
WHEREAS the Company is proposing to amend its restated articles of incorporation (which, as amended, are referred to as the “Articles”) by way of plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), pursuant to which, among other things, the Company will create and authorize the Founder Share (as defined herein); and
WHEREAS the Founder wishes to subscribe for the Founder Share and the Company wishes to issue the Founder Share to the Founder, on the terms and conditions set out herein;
NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties) the parties hereto agree as follows:
1.Definitions
In this Agreement, the following terms shall have the meaning given to them as set out below.
“Board” means the Board of Directors of the Company.
“CBCA” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44.
“Certificate” means the certificate to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement.
“Change of Control Transaction” shall have the meaning set forth in the Articles.
“Coattail Agreement” means the Coattail Agreement dated May 27, 2015 by and among the Company, Computershare Trust Company of Canada and certain shareholders of the Company, as it may be amended from time to time.

“collateral benefit” has the meaning set forth in Section 1.1 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions as amended from time to time (provided that for purposes of clause (a) of such definition, the Multiple Voting Shares and Subordinate Voting Shares shall be considered a single class).
“Director” means the director appointed under Section 260 of the CBCA.
“Disability” shall have the meaning set forth in the Articles.
“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate.
“Founder Holders” means, collectively, the Founder, 7910240 and any Permitted Holder that becomes party to this Agreement pursuant to and in accordance with Section 3(a) of this Agreement.
“Founder Share” means a new class of share, designated as the Founder Share, which shall carry the rights, privileges, restrictions and conditions as set forth in the Articles following the Effective Date.
“Founder Share Attorney” means, at any time, the Person holding a power of attorney with respect to the Founder Share pursuant to Section 6 of this Agreement.
“Incapacity Period” means the period commencing on the death or Disability of the Founder and ending on the Sunset Redemption Date.
“Independent Directors” shall have the meaning set forth in the Articles.
“Multiple Voting Share Transaction” means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Multiple Voting Shares or the Founder Share, or consolidating or collapsing the Multiple Voting Shares and the Subordinate Voting Shares into a single class of outstanding voting equity securities, but does not include (i) a Change of Control Transaction that complies with Section 1.2.3 of the Articles, (ii) a transaction that complies with the Coattail Agreement, (iii) a Pro Rata Transaction, or (iv) the conversion of Multiple Voting Shares in accordance with subsection 1.4 and/or subsection 1.5 of the Articles from and after the Effective Date.
“Multiple Voting Shares” shall have the meaning set forth in the Articles.
“MVS Conversion Shares” shall have the meaning set forth in the Articles.
“Parties” means, collectively, the Company and the Founder Holders.
“Permitted Holder” shall have the meaning set forth in the Articles.
“Person” shall have the meaning set forth in the Articles.
“Pro Rata Transaction” means (i) a consolidation of Multiple Voting Shares into a lesser number of Multiple Voting Shares simultaneously with the consolidation of Subordinate Voting Shares on the same basis into a lesser number of Subordinate Voting Shares; or (ii) a reorganization of the Company pursuant to which the Founder Holders and the holders of Subordinate Voting Shares are entitled to receive securities in the capital of the Company or a successor entity on a pro rata basis in exchange for all Multiple Voting Shares or the Founder Share, as applicable, and all Subordinate Voting Shares held; provided, however, that, in the case of the Founder Holders, such entitlement is not greater than the entitlement of the general body of holders of Subordinate Voting Shares pursuant to such reorganization in relation to the voting and financial participating interests in the Company represented by the Multiple Voting Shares, the Founder Share and the Subordinate Voting Shares, respectively.
“Redemption Price” shall have the meaning set forth in the Articles.
“Subordinate Voting Shares” shall have the meaning set forth in the Articles.
“Sunset Date” shall have the meaning set forth in the Articles.
“Sunset Event” shall have the meaning set forth in the Articles.
“Sunset Redemption Date” shall have the meaning set forth in the Articles.
“Transfer” of a Multiple Voting Share or the Founder Share, as applicable, for purposes of this Agreement, means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (1) a transfer of a Multiple Voting Share or the Founder Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Multiple Voting Share or the Founder Share by proxy or otherwise, provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy or power of attorney to the Company’s officers or directors at the request of the Board in connection with actions to be taken at an annual or special meeting of shareholders; (b) the pledge of a Multiple Voting Share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of such Multiple Voting Share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Multiple Voting Share or other similar action by the pledgee shall constitute a “Transfer”; (c) upon the death or Disability of the Founder, the transfer of a Multiple Voting Share or the Founder Share to the estate of the Founder or to a legal representative of the Founder (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument; or (d) the transfer of Voting Control of the Founder Share to the Founder Share Attorney pursuant to Section 6 of this Agreement.
“TSX” means the Toronto Stock Exchange.
“Voting Control” means with respect to a Multiple Voting Share or the Founder Share the exclusive power (whether directly or indirectly) to vote or direct the voting of such Multiple Voting Share or Founder Share, as applicable, by proxy, voting agreement or otherwise.
2.Restrictions on Transfer
(a)The Founder agrees not to Transfer, directly or indirectly, the Founder Share.
(b)The Founder Holders agree not to Transfer, directly or indirectly, the Multiple Voting Shares held by such Founder Holders to a Permitted Holder if such Transfer would result in the Founder not retaining Voting Control over such Multiple Voting Shares.
(c)Other than in connection with the Founder’s death or Disability, the Founder Holders agree that, in the event a Transfer, directly or indirectly, of any Multiple Voting Shares held by such Founder Holders results in the Founder no longer retaining Voting Control over such Multiple Voting Shares, the applicable Founder Holder will as promptly as reasonably practicable convert or cause to be converted all such Multiple Voting Shares into Subordinate Voting Shares pursuant to and in accordance with subsection 1.4 of the Articles, and the applicable Founder Holder will not vote any such Multiple Voting Shares prior to the conversion into

Subordinate Voting Shares unless approved to do so by a majority of Independent Directors then in office.
(d)The Company will not, and will direct its transfer agent not to, permit any indirect or direct Transfer of the Founder Share or the Multiple Voting Shares in contravention of this Agreement.
3.Permitted Holders
(a)The Founder Holders agree to cause their respective Permitted Holders to execute and deliver to the Secretary of the Company a counterpart signature to this Agreement prior to effectuating an indirect or direct Transfer of any Multiple Voting Shares to such Permitted Holder confirming that such Permitted Holder shall be bound by all the terms and conditions of this Agreement as a Founder Holder. Notwithstanding the foregoing, if the applicable Founder Holder is required to convert or cause to be converted the Multiple Voting Shares proposed to be Transferred to such Permitted Holder into Subordinate Voting Shares pursuant to and in accordance with Section 2(c) of this Agreement, such Founder Holder and Permitted Holder will not be required to comply with this Section 3(a).
(b)The Founder hereby represents and warrants to the Company that as of the Effective Date, 7910240 is the only Permitted Holder of the Founder that beneficially owns or exercises control or direction over Multiple Voting Shares.
(c)The Founder hereby represents and warrants to the Company that as of the Effective Date, the Founder retains the Voting Control over the Multiple Voting Shares held by the Founder Holders.
4.Certain Transactions
(a)In the event of a Multiple Voting Share Transaction, (i) each of the Founder Holders shall receive one Subordinate Voting Share in consideration for each Multiple Voting Share (as adjusted to appropriately reflect any share split, consolidation, stock dividend, reorganization, recapitalization or similar event approved by the Board affecting the number of outstanding Multiple Voting Shares and/or Subordinate Voting Shares) held by such Founder Holder and (ii) the holder of the Founder Share shall receive the Redemption Price in consideration for the Founder Share. For greater certainty, the Founder Holders shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection with a Multiple Voting Share Transaction.
(b)Each Founder Holder agrees not to make any short sale or engage in any hedging, monetization or derivative transaction with respect to such Founder Holder’s Multiple Voting Shares or MVS Conversion Shares, or enter into any swap or other arrangement that results in such Founder Holder not retaining, in whole or in part, any of the economic consequences of ownership of such Founder Holder’s Multiple Voting Shares or MVS Conversion Shares, as applicable, in each case whether or not such arrangement is cash settled.
5.Voluntary Conversion following Sunset Event
The Founder Holders agree that following the occurrence of a Sunset Event, the Founder Holders will convert or cause to be converted all Multiple Voting Shares held by the Founder Holders into Subordinate Voting Shares on or before the Sunset Date pursuant to and in accordance with subsection 1.4 of the Articles.
6.Power of Attorney

(a)Subject to Section 6(b) of this Agreement, the Founder hereby constitutes the Secretary of the Company in office from time to time as true and lawful attorney for the Founder with respect to the Founder Share during any Incapacity Period, with full power of substitution, to vote for and on behalf of the Founder with respect to the Founder Share on all matters (including the right to act by written consent), provided that the Founder Share Attorney shall exercise pursuant to this Section 6(a) all voting rights attached to the Founder Share in accordance with the recommendations of management of the Company set forth in any notice of meeting and management proxy circular in respect of any matter to be voted on, including with respect to any amendments or variations to matters identified in any such notice of meeting and on any other items that may properly come before such a meeting or any adjournment thereof.
(b)At any time prior to the Founder’s death or Disability, the Founder may revoke the power of attorney granted under Section 6(a) of this Agreement and replace the Founder Share Attorney appointed under Section 6(a) of this Agreement by designating a Person approved by a majority of Independent Directors then in office as the true and lawful attorney for the Founder with respect to the Founder Share during any Incapacity Period to vote for and on behalf of the Founder with respect to the Founder Share on all matters (including the right to act by written consent) in such manner as the Founder Share Attorney determines in such Person’s sole discretion.
(c)The Parties acknowledge and agree that any power of attorney granted pursuant to this Section 6 shall have been coupled with an interest and given for valuable consideration (the receipt and adequacy of which are acknowledged) and shall survive, and not terminate upon, the legal or mental incapacity or death of the Founder.
7.Payment for the Founder Share
The Founder agrees to subscribe for, and the Company agrees to issue and sell to the Founder, the Founder Share, for a purchase price of $10 on the Effective Date. The Founder agrees that on the Effective Date, and concurrent with the issuance of the Founder Share to the Founder pursuant to the Arrangement, the Founder will pay the purchase price of $10 to the Company as consideration for the Founder Share.
8.Term
This Agreement shall become effective on the Effective Date without any further act or formality and shall continue in full force and effect until no Multiple Voting Shares are held by the Founder Holders and the Founder Share is no longer outstanding or until the Agreement is otherwise terminated pursuant to Section 10(a) of this Agreement.
9.Notices
All notices and other communications among the Parties hereunder shall be in writing and shall be deemed given if delivered personally or sent by registered mail, or by facsimile transmission or other form of recorded communication to the Parties at the following addresses (or at such other address for such Party as shall be specified in like notice):

(1)	If to the Company:	Shopify Inc. 151 O’Connor Street Ground Floor Ottawa, ON K2P 2L8 Attention: Corporate Secretary
(1)	If to the Founder, 7910240 or any other Founder Holder:	Tobias Lütke [Redacted] with a copy (which shall not constitute notice) to: Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 Attention: Katharine Martin Email: kmartin@wsgr.com
10.Miscellaneous
(a)This Agreement may be amended, varied, modified or terminated and the observance of any term hereof may be waived only by a written instrument executed by the Company with the approval of (i) all of the Independent Directors then in office, (ii) the Founder acting on behalf of all Founder Holders, (iii) the TSX, provided that the Subordinate Voting Shares are listed on the TSX at the time of such amendment, variation, modification, termination or waiver, (iv) at least two-thirds of the votes cast by holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification, termination or waiver, and (v) a majority of the votes cast by holders of Subordinate Voting Shares and Multiple Voting Shares (excluding votes attached to any Subordinate Voting Shares and Multiple Voting Shares held directly or indirectly by the Founder Holders and any associate or affiliate (each as defined in the Securities Act (Ontario)) of the Founder Holders) present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification, termination or waiver.
(b)Notwithstanding the provisions of Section 10(a), this Agreement may be amended without the approvals set forth in (iv) and (v) of Section 10(a) to correct or rectify any ambiguities, defective provisions, inconsistencies or omissions herein or to facilitate the operation of the provisions hereof provided the rights and interests of the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares (other than the Founder Holders and any associate or affiliate (each as defined in the Securities Act (Ontario)) of the Founder Holders) are not prejudiced by such amendment and that such amendment has been approved by all of the Independent Directors then in office.
(c)Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether by operation of law or otherwise) and any purported assignment shall be void and unenforceable; provided, however, that the Company may assign or transfer this agreement to a successor entity in connection with any amalgamation, arrangement, merger or other similar transaction.
(d)This Agreement shall enure to the benefit of and be binding upon the Parties and their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the Parties hereto or their respective heirs, attorneys, guardians, estate trustees, executors, trustees, successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.
(e)The Founder Holders agree that, without prejudice to any and all remedies which may be available to the Company under this Agreement or at law or in equity, injunctive relief provides the only effective protection from a breach of this Agreement, and the Founder Holders agree that the Company shall be entitled to seek injunctive relief, including an interim or interlocutory injunction, in any court of competent jurisdiction, to enforce any or all of the terms of this Agreement upon breach or threatened breach thereof, together with reimbursement for all reasonable legal fees and other expenses incurred in connection therewith.
(f)This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
(g)This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise, between the Parties with respect to the subject matter of this Agreement.
(h)If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.
(i)The Parties acknowledge that they have entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. The Parties further acknowledge that they have been afforded the opportunity to obtain independent legal advice and confirm by the execution of this Agreement that they have either done so or waived their right to do so, and agree that this Agreement constitutes a binding legal obligation and that they are estopped from raising any claim on the basis that they have not obtained such advice.
(j)This Agreement may be executed in two or more counterparts (including by facsimile or PDF), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the Effective Date.

“Tobias Lütke”
TOBIAS LÜTKE

7910240 CANADA INC.
By:	“Tobias Lütke”
Name: Tobias Lütke
Title: CEO

SHOPIFY INC.
By:	“Jessica Hertz”
Name: Jessica Hertz
Title: General Counsel and Corporate Secretary